EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
APT Technologies, Inc.	California
Cicada Semiconductor, Inc.	Delaware
Multilink Technology Corporation	California
Multilink Technology Corporation Israel Ltd.	Israel
Multilink Technology GmbH	Germany
Vitesse International Holdings, SRL	Barbados
Vitesse International, Inc.	Barbados
Vitesse Manufacturing & Development Corporation	Delaware
Vitesse Semiconductor Canada Corporation	Canada
Vitesse Semiconductor Corporation A/S	Denmark
Vitesse Semiconductor GmbH & Co. KG	Germany
Vitesse Semiconductor Japan Corporation	Japan
Vitesse Semiconductor S.r.l.	Italy
Vitesse Semiconductor Sales Corporation	Delaware